

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 25, 2016

<u>Via E-mail</u>
Michael Bishop
Senior Vice President and Chief Financial Officer
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, Connecticut 06810

   Re: **FuelCell Energy, Inc.**
      Form 10-K for the Fiscal Year Ended October 31, 2015
      Filed January 8, 2016
      File No. 1-14204

Dear Mr. Bishop:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Martin James

            Martin James
            Senior Assistant Chief Accountant
            Office of Electronics and Machinery